SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: June 10, 2014

Press Release June 10, 2014

VIRGINIA PLANS AN EXPLORATION BUDGET OF CA$7.5 MILLION FOR ITS 2014 SUMMER-FALL CAMPAIGN

Virginia Mines Inc. (“Virginia”) wishes to inform its shareholders and the financing community that several exploration programs are currently in progress or will begin shortly on different projects all located in Quebec.

Including work of just over $5 million already completed in the winter and spring of 2014, Virginia will have spent, either alone or with partners, $12.5 million in exploration work on its projects during the current year. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Coulon, La Grande and Caniapiscau regions, on the the Nunavik Territory and in the vast territory of the Grenville geological province.

Opinaca-Eastmain Area

Virginia will invest about $1.3 million in the greater Eastmain River and Opinaca Reservoir region, a very fertile area that is host to the world-class Éléonore deposit and the Eau Claire and Réservoir deposits, as well as many other interesting gold showings. The Anatacau-Wabamisk project, located to the southwest of the Opinaca Reservoir, will benefit from a $900,000 global budget to carry out a vast campaign of mechanical stripping, geological mapping and prospecting. Virginia holds a 100% interest in the Wabamisk portion of the project and has the option of acquiring IAMGOLD Corporation 100% participating interest in the Anatacau portion in consideration of $3 million exploration work to be carried out before December 31, 2015. Work carried out since 2012 outlined a very interesting new field of gold-bearing quartz veins in the east portion of the Wabamisk property. This field of veins, which is characterized by the frequent presence of visible gold, is of a plurikilometric extension and hosts the Mustang Vein that is traced over 500 metres laterally and to a vertical depth of 250 metres. The Mustang Vein, which remains open laterally and at depth, yielded up to 23.28 uncut (11.14 cut) g/t Au over 4.6 metres in channel and up to 22.65 g/t Au over 2.25 metres in drilling. This year’s summer work will test the lateral extensions of this network of veins as well as many other targets on the vast Anatacau-Wabamisk property. Prospecting, stripping and geochemical surveys are also planned on its 100%-owned Éléonore Régional project in the Opinaca Reservoir area. Virginia will also carry out regional reconnaissance in the Opinaca-Eastmain sector.

Coulon Project

Further to an agreement concluded in early 2014, the Coulon project is now developed in partnership with SODÉMEX Développement, s.e.c. (“SODÉMEX”) (a subsidiary of Caisse de dépôt et placement du Québec), Fonds de solidarité des travailleurs du Québec (F.T.Q.) jointly with Fonds régional Nord-du-Québec (collectively the “Fonds”) and SIDEX s.e.c. (“SIDEX”). At this time, the respective partners’ interest is as follows: Virginia (89.8%), SODÉMEX (4.08%), the Fonds (4.08%) and SIDEX (2.04%). The project is located 15 kilometres north of the Fontanges Airport and consists of 498 designated claims covering a surface of 247 square kilometres.

Virginia and its partners will invest $3.5 million on the Coulon project during the summer and fall of 2014. First, a program including mechanical stripping, lithogeochemical sampling and detailed mapping will be carried out in the upcoming summer to outline new exploration targets in underexplored areas of the fertile volcanic sequence. Diamond drilling of about 10,000 metres will follow in the upcoming fall to test the extension of some already-known lenses as well as new geological and geophysical targets.

La Grande Belt

Virginia will invest nearly $500,000 in surface exploration on several of its gold projects located along the La Grande volcano-sedimentary belt, which extends east-west over more than 500 kilometres between the Radisson and LG-4 sectors. The Lac Ménarik project, which contains many gold showings, will be the object of prospecting, geological mapping and mechanical stripping for a total of $350,000. Work is intended to better understand the geological context of these numerous showings and to define new drilling targets. Virginia will also be active on some other projects situated within the La Grande belt.

Caniapiscau Area

A $400,000 budget is earmarked for the upcoming fall on the Ashuanipi project located in the southern portion of the Caniapiscau Reservoir, about 180 kilometres to the northwest of the mining town of Fermont. As per an agreement entered into in 2012, Virginia transferred to Anglo American Exploration (Canada) Ltd. (“AAEC”) a 50% interest in all mining titles forming the Ashuanipi property. To retain its participation in the property, AAEC must fund an aggregate of $5 million in exploration expenditures over a five-year period. AAEC may, at its sole discretion, accelerate this funding. Prospecting, mechanical stripping, mapping and till sampling planned for the upcoming fall will focus on a very interesting, new alteration and mineralization system discovered in 2013 in the northeast portion of the project. The mineralization consists of disseminated pyrrhotite-chalcopyrite (1-10% in general) and is associated with metric to plurimetric, calc-silicate (actinolite-biotite-quartz) alteration zones within mafic to intermediate volcanics. Thus far, this kilometric system yielded several values anomalous in gold, copper and silver. The best value arises from a channel sample that returned 2 g/t Au, 10.9 g/t Ag and 1% Cu over 2 metres, including 3.12 g/t Au, 16 g/t Ag and 1.49% Cu over 1 metre. The potential of this new sector was also highlighted by the presence of Au-Cu-Zn polymetallic anomalies in till samples.

Generation of New Projects

Again this year, Virginia will spend about $1 million for prospecting and evaluating new exploration targets over the entire James-Bay Territory and to carry out, in the fall, follow-up work on the best summer’s results.

Nunavik

Virginia and its partner Altius Minerals Corporation (“Altius”) will invest, this summer, $400,000 to carry out prospecting, mapping till sampling on the Kan property, which is a large gold and base metal exploration project covering over 30,000 hectares in the Labrador Trough, 85 kilometres to the southwest of Kuujjuaq. As per an agreement entered into in the winter of 2014, Virginia and Altius acquired a 100% participation in the Kan property in consideration of Virginia’s issuance of 3,571 common shares of its capital share and a cash payment of $25,000 to Rio Silver Inc. (“Rio Silver”), and a $75,000 cash payment by Altius to Rio Silver. This agreement also provides Ressources Tectonic Inc. with a 2% NSR on 209 claims included in the Kan property, half of which (1%) can be bought back by Virginia and Altius for $500,000 on or before April 2, 2015 or for $1,500,000 thereafter.

The Kan property covers a regional-scale, silicate-carbonate iron formation, which represents an important gold metallotect on the property. Work conducted in the 1990’s led to the discovery of numerous significant gold showings within this iron formation with drill results reaching 5 g/t Au over 6 metres (Ferricrete showing) and 9.46 g/t Au over 2 metres (Kan showing). Recent work carried out by Rio Silver in 2011-2012 yielded 3.12 g/t Au over 13.9 metres in channels and 1.2 g/t Au over 10.4 metres in drilling on the Pump Pad Ridge showing. Interesting gold anomalies were also detected from soil geochemistry above the iron formation and several of them remain totally unexplained. The Kan project also offers an interesting potential for base metals, highlighted by the presence of a massive sulphide showing, which yielded 5.2% Zn, 2.6% Pb, and 96 g/t Ag over 1.2 metres as well as 10.8% Zn, 7.36% Pb, 270 g/t Ag and 0,76 g/t Au over 0.3 metres. Rio Silver’s recent work led to the discovery, 5 kilometres south of this showing, of an erratic massive sulphide boulder, which yielded 12.23% Zn, 2.29% Pb, 80 g/t Ag and 0.35 g/t Au.

Grenville

This year, Virginia and its partner Altius Minerals will invest about $350,000 in regional reconnaissance and prospecting for Ni-Cu-EGP mineralization in the vast Grenville geological province.

Qualified Person

Work has been carried out by the personnel of Virginia Mines, under the supervision of Mr. Paul Archer, professional engineer geologist. Mr. Archer is a qualified person as defined by National Instrument 43-101 and has more than 30 years of experience in exploration. He read and approved the contents of this press release.

*****

Virginia is very enthusiastic about starting a new exploration season that will aim at discovering new mining camps in the James Bay, Nunavik and Grenville regions. Virginia is pleased with its exploration team’s recognized successes and contribution to the development of the Quebec Middle North and Great North, an area which conceals an exceptional mining potential.

Shareholders Annual General and Special Meeting

Please note that Virginia will be holding its shareholders annual general and special meeting on Thursday, June 26, 2014, at 10:00 a.m. in the Philippe de Comporté Room of Auberge Saint-Antoine, 8 rue Saint-Antoine, Quebec. An information session will also be held in Montreal on Friday, June 27, 2014, at 11:00 a.m. in the Alsace Room of the Novotel Hotel, 1180, rue de la Montagne, Montréal. You can now access our annual financial statements at www.minesvirginia.com.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $44.8 million as at February 28, 2014, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.